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                             November 10, 2020

       Derek P. D   Antilio
       Chief Financial Officer
       IDEX Biometrics ASA
       Dronning Eufemias gate 16
       NO-0191 Oslo
       Norway

                                                        Re: IDEX Biometrics ASA
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted October
14, 2020
                                                            CIK No. 0001824036

       Dear Mr. D   Antilio:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. You disclose here that you are a foreign private issuer and note on page 33 that you "may no longer be a foreign
private issuer as of June 30, 2021." Please revise to clarify why you may lose FPI status
at this time.
       Prospectus Summary, page 1

   2. Your disclosures focus on your products that integrate fingerprint sensors with payment cards. Please revise
here to clarify whether these products are commercially available and, if so, whether
they have generated a material amount of revenue.
 Derek P. D   Antilio
IDEX Biometrics ASA
November 10, 2020
Page 2
Risk Factors
A significant portion of our sales comes from one or more large customers..., page 10

3. In 2018, 2019 and the nine months ended September 30, 2020, your five largest customers in each period collectively accounted for 96%, 91% and 98% of your revenue, respectively. Please revise to separately disclose the revenue percentage of any customer that accounted for ten percent or more of your revenue for any period presented in your financial statements.
An active trading market for our ADSs may not develop..., page 22

4. Disclose the number of shares that will be able to sold immediately following your
         Nasdaq listing. Highlight any disparity between the number of shares that could not be publicly sold compared to the number of shares being registered on this registration statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations
COVID-19 Pandemic, page 44

5. Please clarify whether the COVID-19 pandemic has adversely impacted your business and results of operations. Please disclose the specific known material impacts of the pandemic on your revenue, expenses, net income, liquidity and cash flows for periods after
         December 31, 2019. Discuss more specifically how the changes in overall customer demand for your products and services, which you discuss on page 12, have impacted your operating results. Also, discuss any known tends that are reasonably likely to have a material impact on your operating results in future periods. We refer you to Item 303(a)
         of Regulation S-K.
Results of Operations
Revenue, page 50

6. Please clarify in your discussion of revenue why the "transition to newer product lines" caused a decrease in product revenues. Also, please separately quantify the increases/decreases from new and existing customer engagements, as your five largest customers, "which differed by period,'' accounted for over 90% of your revenues, as you note on page 10. Lastly, please explain any material changes in product and services revenues from the U.S. and outside the U.S.
7. Describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are
FirstName LastNameDerek P. D   Antilio
       indicative of future performance. For example, you may want to explain any expected
Comapany   NameIDEX
       changes           Biometrics
                in revenues         ASA
                             from "non-recurring services" from a large
customer and its material
       future
November   10,impact.
               2020 Page 2
FirstName LastName
 Derek P. D   Antilio
FirstName LastNameDerek   P. D   Antilio
IDEX Biometrics  ASA
Comapany 10,
November  NameIDEX
              2020    Biometrics ASA
November
Page 3    10, 2020 Page 3
FirstName LastName
Business
Our Customers, page 72

8. Reconcile your statement that you have a "diverse" customer base with your statement that your customer base is "limited."
Related Party Transactions, page 90

9. You discuss employment agreements with your executive officers and other related party agreements with certain directors. Please file these agreements as exhibits or advise why this is not required. See Item 8 of Form F-1 and Items 601(b)(10)(ii) and (iii) of
         Regulation S-K.
Registered Holders, page 94

10. Explain why you have limited your Registered Holders to management rather than a larger group, such as all shareholders who are not currently able to sell their shares pursuant to
         Rule 144.
Note 2. Summary of Significant Accounting Policies
Significant Accounting Policies
Revenue, page F-11

11. We note from your disclosures on page 65 that your product portfolio includes "fingerprint sensors and fingerprint modules and solutions which include
         proprietary software algorithms and remote enrollment technology." Please disclose the nature of the specific products and services that you consider separate performance obligations, including (if applicable) any licenses which may be granted in connection with any products and solutions. Please also describe the judgements used in determining both the timing of satisfaction and amounts allocated to each performance obligation.
         Refer to paragraphs 119, 124-125 and B52-B56 of IFRS 15.
12. In light of the variety of fingerprint sensors, modules and on-card enrollment solutions in your portfolio, please:

                explain whether you provide multiple products/services in a single contract;
                clarify how you account for multiple products/services in a single contract, including your consideration of IFRS 15, paragraph 27; and
                tell us how you allocate the transaction price to performance obligations in a contract with multiple products/services including your consideration of
IFRS 15, paragraph
              73 and, if necessary, revise to disclose your accounting policies regarding the
              allocation of the transaction price.
13.      We note you have disclosed the timing of revenue from development and other
         professional services as both point-in-time and over-time. Please clarify why the timing of these revenues differs between point-in-time and over-time, as stated in your
 Derek P. D   Antilio
IDEX Biometrics ASA
November 10, 2020
Page 4
      contractual terms.
General

14. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameDerek P. D   Antilio
                                                           Division of
Corporation Finance
Comapany NameIDEX Biometrics ASA
                                                           Office of Technology
November 10, 2020 Page 4
cc:       Joshua A. Kaufman, Esq.
FirstName LastName